SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	March	2011
Commission File Number	001-31395
Sonde Resources Corp.
(Translation of registrant’s name into English)
Suite 3200, 500 - 4th Avenue SW, Calgary, Alberta, Canada T2P 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	News release, dated March 25, 2011.

Document 1

For Immediate Release	March 25, 2011

SONDE RESOURCES CORP.  ANNOUNCES YEAR END 2010
FINANCIAL AND OPERATING RESULTS

CALGARY, ALBERTA--(Marketwire – March 25, 2011) - Sonde Resources Corp. ("Sonde" or the "Company") (TSX: SOQ) (NYSE Amex LLC: SOQ) announced today the release of its financial and operating results for the year ended December 31, 2010. The Management's Discussion and Analysis and financial statements for the year ended December 31, 2010, can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, , and is included in the Company's Annual Report on Form 40-F, available on the Securities and Exchange Commission's Electronic Document Gathering and Retrieval System (EDGAR) at www.sec.gov. Shareholders have the ability to receive a hard copy of the Company's complete audited financial statements free of charge upon request.

In addition, Sonde announced it has filed its statements of reserves data and other oil and gas information for the year ended December 31, 2010  (the "Statement of Reserves Data"), as mandated by National Instrument 51-101 - Standards of Disclosure for Oil and Gas Activities. The Statement of Reserves Data is included in the annual information form of Sonde for the year ended December 31, 2010 (the "AIF"). Copies of Sonde's AIF may be obtained on SEDAR.

Financial and Operating Highlights

In Western Canada, Sonde focused capital activity on its extensive behind-pipe inventory, deploying $4.3 million to complete 12 re-entries (75% economic success rate) and 19 separate work-overs (100% economic success rate). At December 31, 2010, the Company had approximately 700 gross boe per day awaiting tie-in.

•
On February 14, 2011, the Company entered into a hedge with a financial institution for 5,000 GJ/day for the period March 1, 2011 to December 31, 2011 at $4.11 CAD/GJ against AECO monthly average index.  In exchange for receiving the fixed price on the February 14 swap agreement, the Company sold a WTI NYMEX crude oil call option on 250 bbls per day at US$100 per bbl from March 1, 2011 through to December 31, 2012.

•
Western Canada average daily production for the fourth quarter averaged 3,087 boe/d compared to 2,716 boe/d for the previous quarter. On a full year basis, average daily production was 2,870 boe/d in 2010 compared to 3,020 boe/d in 2009. The year-over-year decrease in volumes is primarily due to natural declines combined with minimal capital expenditures in 2010 imposed during the period the Company was under CCAA protection.

•	The Company’s proved plus probable reserves were 10,171 MBOE at December 31, 2010 compared to 9,907 MBOE for the previous year. The increase was due to successful re-entries and work-overs in 2010.

•	Petroleum and natural gas sales increased from $33.6 million in 2009 to $38.8 million in 2010. The increase is mainly due to increases in commodity prices and realized gains on an effective gas hedge.

•
The increased loss in 2010 of $(98.0) million compared to the loss of $(53.3) million in 2009 is primarily due to an oil and gas ceiling test impairment and the writedown of the Liberty Natural Gas LNG Project (the "LNG Project"). The ceiling test impairment is due to lower natural gas pricing in the 2010 versus 2009 independent reserve report.

•
During 2010, the Company incurred $30.9 million in North Africa on costs related to the drilling and testing of the Zarat-1 North appraisal well.  The Company commenced drilling in November 2010 and completed drilling and production testing of the appraisal well in January 2011. The Company has temporarily abandoned the appraisal well in a manner allowing it to be utilized for future development purposes. The Company is currently evaluating the commercial development potential of the feature, as well as discussing unitization options with owners of an adjacent concession.

The Company is accounting for the following sales as discontinued operations which are reported on the Company’s balance sheet as Assets and Liabilities of Discontinued Operations.  Our Statements of Operations only reflect our Western Canada, North Africa and corporate activities.

•
On December 22, 2010, the Company entered into an agreement with Niko Resources Ltd. (“Niko”) to sell its remaining 25% interest in Block 5(c) and its MG Block exploration and production license for an aggregate purchase price of US$87.5 million. The purchase price is to be satisfied via US$75.5 million and the assumption of the Company’s performance guarantee provided for the MG Block of US$12.0 million. On February 8, 2011, as part of the agreement, the Company issued a US$20.0 million debenture to Niko. The debenture accrues interest at 6.0% per annum and is secured against the Company’s Block 5(c) interests. Upon closing of the agreement, the US$20.0 million will be applied against the proceeds of US$75.5 million.  If the agreement does not close, the Company will be required to repay the US$20.0 million plus accrued interest to Niko. The closing of this agreement will result in the Company to reclaim US$20.0 million held as restricted cash with BG International Limited (“BG”) that was required under the CCAA Plan of Arrangement. The Niko sale agreement closing is subject to the satisfaction of certain conditions including approval from the Trinidad and Tobago Ministry of Energy and Energy Industries. To date, the Company has not received the approval.  (“Trinidad Sale”)

•
On February 22, 2011, the Company completed the sale of Liberty Natural Gas LLC which owns a 100% working interest in the LNG Project to an entity related to West Face Capital Inc. The Company received US$1.0 million for reimbursable costs between January 1, 2011 and the date of closing. The Company is entitled to receive deferred cash consideration of US$12.5 million payable upon Liberty Natural Gas LLC’s first successful gas delivery. (“Liberty Sale”)

Business Overview and Future Strategy

The Company is focused on the maximization of long-term sustainable value to its shareholders by:

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Developing the Western Canada asset base to increase average daily production along with replacement of producing reserves on an economic and cost effective basis by exploitation, full-cycle exploration and strategic acquisition.

•
The Company is currently evaluating its entire acreage position in anticipation of an aggressive, multi-year drilling program.  Subject to the completion of the Trinidad Sale, we anticipate 2011 Western Canada capital expenditures to be approximately $34 million with near-term focus on the Drumheller and Kaybob core areas.

•
Evaluating the commercial development potential of the feature associated with the Zarat-1 North appraisal well in North Africa, as well as discussing unitization options with owners of an adjacent concession as a result of drilling the appraisal well, and evaluating the recoverable reserve scenarios, development options and cost estimates for the field’s development.

Speaking today, Mr. Schanck, Sonde’s President and Chief Executive Officer, said, “The Company continues to monitor the Trinidad government approval progress as well as the political situation in North Africa while focusing on near term growth in Western Canada.  Even with these two international setbacks from our plans, we will continue to monitor our cash position and intend to aggressively pursue our growth strategy and development of our assets as funds and circumstances permit.”

4th Quarter Financial and Operational Review

	Three months ended December 31			Twelve months ended December 31
($ thousands except share, per share and operating amounts)	2010	2009	% change	2010	2009	% change
Financial
Petroleum and natural gas sales, net of transportation	10,488	9,812	7	38,773	33,649	15
Cash flow from (used for) operations(1)	(591)	3,672	(116)	4,009	645	522
Cash flow per share – basic (1)	$0.00	$0.05	(100)	($0.01)	($0.08)	88
Net loss	(71,263)	(63,903)	12	(98,000)	(53,321)	84
Net loss per share - basic	($1.17)	($1.62)	(28)	($1.60)	($1.51)	84
Capital expenditures	56,730	19,360	193	85,525	104,597	(18)
Working capital surplus (deficit)	34,432	(9,345)	(468)	34,432	(9,345)	(468)
Shares outstanding at period end	62,301,446	39,411,500	58	62,301,446	39,411,500	58
Operating
Natural gas (mcf/d)	14,140	14,428	(2)	13,324	14,569	(9)
Crude oil and natural gas liquids (bbl/d)	730	653	12	648	592	9
Total production (boe/d)	3,087	3,058	1	2,870	3,020	(5)
Natural gas ($/mcf)	$4.65	$4.82	(4)	$4.69	$4.09	15
Crude oil and natural gas liquids ($/bbl)	$66.16	$56.73	17	$67.55	$55.09	23
Total ($/boe)	$36.93	$34.87	6	$37.03	$30.52	21
(1) Non-GAAP measure

	Three months ended December 31			Twelve months ended December 31
	2010	2009	% change	2010	2009	% change
Gross undeveloped land (acres)
Western Canada	255,647	226,119	13	255,647	226,119	13
Offshore Trinidad and Tobago	80,041	80,090	(1)	80,041	80,090	(1)
Offshore Nova Scotia	-	27,790	(100)	-	27,790	(100)
Offshore North Africa	768,000	768,000	--	768,000	768,000	--
Wells drilled in Western Canada
Gross	--	13.0	(100)	--	13.0	(100)
Net	--	11.4	(100)	--	11.4	(100)

The Company also announced that the auditors' report received from its independent public accounting firm on its audited financial statements for the fiscal year ended December 31, 2010 included in its Annual Report on Form 40-F filed with the Securities and Exchange Commission on March 25, 2011, contained a going concern explanatory note. This uncertainty results from whether the Company will be able to cloes the sale of its Trinidad and Tobago assets in the near term.  This announcement is required by Section 610(b) of the NYSE AMEX Company Guide, which requires a listed company that receives an audit opinion that contains a going concern qualification to make a public announcement of such.

Sonde Resources Corp. is a Calgary, Alberta, Canada based diversified global energy company engaged in the exploration and production of oil and natural gas and in the development of a liquefied natural gas project.  Its operations are located in Western Canada, offshore Trinidad and Tobago, and North Africa.  See Sonde’s website at www.sonderesources.com to review further detail on Sonde’s operations.

Non-GAAP Measures – This document contains terms such as cash flow from operations and cash flow per share, which are non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP and are, therefore, unlikely to be comparable to similar measures presented by other issuers.  Management believes cash flow from operations and cash flow per share are relevant indicators of the Company’s financial performance, ability to fund future capital expenditures and repay debt. Cash flow from operations and cash flow per share should not be considered an alternative to or more meaningful than cash flow from operating activities, as determined in accordance with GAAP, as an indicator of the Company's performance. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability generate funds to finance its operations.

Boe Presentation – Production information is commonly reported in units of barrel of oil equivalent ("boe").  For purposes of computing such units, natural gas is converted to equivalent barrels of oil using a conversion factor of six thousand cubic feet to one barrel of oil.  This conversion ratio of 6:1 is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  Such disclosure of boes may be misleading, particularly if used in isolation.  Readers should be aware that historical results are not necessarily indicative of future performance.

This news release contains "forward-looking information" (within the meaning of applicable Canadian securities laws) and "forward -looking statements" (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Such statements include, among others, those concerning our anticipated operational plans including our development and drilling program in Western Canada, exploration and evaluation plans in North Africa, anticipated completion of the Trinidad Sale, future entitlement to payments pursuant to the Liberty Sale, the potential growth opportunities and strategy of the Company, future capital expenditures, our expected financial performance, and the expectation of successful future results.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, operating conditions, availability of capital, and capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, risks affecting the completion of the Trinidad Sale, risks affecting the Company's ability to execute projects and market oil and natural gas, risks inherent in operating in foreign jurisdictions including recent political turmoil in Tunisia and Libya, the ability to attract key personnel, and the inability to raise additional capital. Additional important assumptions and risks are set out in detail in the Company’s Annual Information Form, available on SEDAR at www.sedar.com, and included in the Company's Annual Report on Form 40-F on file with the Securities and Exchange Commission.

Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company's securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release is as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information except as required by law.

For Further Information Please Contact:

Sonde Resources Corp.
Suite 3200, 500 - 4th Avenue S.W.
Calgary, Alberta, Canada T2P 2V6
Investor Relations
Phone: (403) 294-1411
Fax: (403) 216-2374

www.sonderesources.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONDE RESOURCES CORP.
(Registrant)

Date:	March 25, 2011	By:	/s/ Tonya Pizzey
			Name:	Tonya Pizzey
			Title:	Corporate Secretary